Exhibit 17.1


                                  ROBERT H. GOW
                                5 Woods Edge Lane
                                Houston, TX 77024
                                 (713) 278-7344
                              (713) 278-7355 (Fax)
                            Yucabambu@aol.com (Email)



October 19, 2005


Mr. David McWilliams
Chief Executive Officer
PharmaFrontiers Corporation
2635 North Crescent Ridge Drive
The Woodlands, TX  77381

Dear Dave:

As the chairman and a member of the board of directors of PharmaFrontiers, I have become deeply concerned with the actions of management and certain members of the board of directors who appear to be operating under the influence of management without exercising independent judgment.

This concern arises as the result of my understanding and firm belief (as often emphasized to my business students at Rice) that both members of a corporation's board of directors and its management owe the duties of a "Fiduciary" to such corporation's shareholders. It is my further understanding that this duty, as a Fiduciary, imposes a number of obligations including the "Duty of Due Care" the "Duty of Loyalty" and the "Duty of Good Faith."

The Duty of Due Care requires the gathering of all material information reasonably available before making a decision and the duty to consider all reasonable alternatives.

  The Duty of Loyalty includes the duty to promote the best interests of the corporation and its stockholders and refrain from conduct that would deprive them of benefits. This duty is violated where: (1) a director or officer promotes a transaction in which he or she possesses an economic interest; (2) a director or officer fails to disclose to other members when he is aware that a transaction involves fraud, misrepresentation, self dealing or conflicts. A corollary to this duty of Loyalty is the requirement that a director's decision must be independent. This duty is violated if the director making the decision has a personal interest in the decision, or has a relationship with someone who possesses a financial interest in the transaction and will benefit at the expense of the corporation.

The Duty of "Good Faith" is violated when the board or management acts with disregard to the best interests of the shareholders, whether out of carelessness or through manipulation by its members or management.

Mr. David McWilliams October 19, 2005
Page 2



My concerns arise from the following observations:

1. I believe the Company has not pursued a course of financing designed to maximize the benefit of shareholders.

2. I believe the Company's management has not actively pursued a course of action designed to increase or even preserve the value of the Company's stock.

3. I believe the Company's management has failed to timely terminate investment bankers that were not acting in good faith and failed to perform as represented;

4. I believe the Company's management has not, in some cases, provided complete and accurate information to all directors, in an attempt to stall decision making or manipulate the decision of the board of directors or in some cases even mislead them;

5. I believe management has circumvented the determinations to be made by independent committees established under Sarbanes Oxley requirements, in order to achieve personal objectives and influence decision making within the Company.

These and other things worry me. I have devoted a great deal of time and effort to PharmaFrontiers trying to change them. I feel frustrated at not having been able to do so. I am concerned that some people may feel I approve of our direction and condone this behavior because I am on the Board. I do not.

Unless something happens in the next five days to make me believe things will be different, I must reconsider my position as a board member. I do not flatter myself by expecting this to cause great consternation. However, I hope that, for the sake of the Company's shareholders, you will give it due consideration.

Sincerely,


Robert H. Gow


cc:      Paul Frison
         Brian Rodriguez
         Tony Kamin
         Terry Wesner
         Brooks Boveroux
         Tom Pritchard